Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Registration Statement No. 333-227010
Dated September 17, 2018

FREE WRITING PROSPECTUS

This free writing prospectus relates to the initial public offering of common stock, par value $0.01 per share, of Bank7 Corp. (the “Company”) and should be read together with the preliminary prospectus dated September 10, 2018 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering.  On September 17, 2018, the Company filed Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering (“Amendment No. 2”), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1746129/000114036118038572/s002339x9_s1a.htm

References in this free writing prospectus to the “Company,” “we,” and “our” are used in the manner described in the Preliminary Prospectus.  Capitalized terms used but not defined herein have the meanings set forth in the Preliminary Prospectus.

The following information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus.  The section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Share-Based Payments” on page 56 of Amendment No. 2 has been amended to add the following paragraph:

The Haines Family Trusts may transfer up to 6.5% of our outstanding shares of common stock to one or more of our executive officers. The Haines Family Trusts are currently evaluating such a transfer. There is no agreement that requires such transfers and there can be no assurance that such transfers will occur or the timing of any such transfers. Any shares transferred by the Haines Family Trusts to our employees may constitute share-based payments for purposes of ASC 718, which requires all share-based payments to employees to be recognized in the financial statements based on their fair values, and may constitute a taxable event for those employees. We expect to recognize compensation expense, which is a non-cash expense, if such transfers occur and the amount of such expense could materially reduce our GAAP net income. Based on 10,112,500 shares of our common stock outstanding after the offering and the midpoint of the range set forth on the front cover of this prospectus, the estimated compensation expense would be approximately $12.8 million. The potential transfers would not increase our outstanding shares of common stock, and we do not expect any such transfers to affect our equity capital position. Our shares of common stock held by the Haines Family Trusts are subject to a lock-up agreement under which the Haines Family Trusts have agreed not to sell or otherwise transfer their shares of our common stock for a period of 180 days after the date of this prospectus. If the Haines Family Trusts determine to effectuate a transfer within such 180-day lock-up period and the transfer restrictions under the lock-up agreement were to be waived by the representatives of the underwriters with respect to such transfer, the transferred shares of our common stock would remain subject to the transfer restrictions under the lock-up agreement until the expiration of the lock-up period. In addition, the shares of our common stock that would continue to be held by the Haines Family Trusts after such a transfer would remain subject to the transfer restrictions under the lock-up agreement until the expiration of the lock-up period.

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This free writing prospectus and oral statements made regarding the subject of this free writing prospectus contain forward-looking statements.  These forward-looking statements reflect Bank7 Corp.’s current views with respect to, among other things, future events and its financial performance.  Any statements about Bank7 Corp.’s expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking.  These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. Any or all of the forward-looking statements in (or conveyed orally regarding) this free writing prospectus may turn out to be inaccurate.  The inclusion of or reference to forward-looking information in this free writing prospectus should not be regarded as a representation by Bank7 Corp. or any other person that the future plans, estimates or expectations contemplated by Bank7 Corp. will be achieved.  Bank7 Corp. has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Bank7 Corp.’s actual results could differ materially from those anticipated in such forward-looking statements as a result of risks, uncertainties and assumptions that are difficult to predict.  If one or more events related to these or other risks or uncertainties materialize, or if Bank7 Corp.’s underlying assumptions prove to be incorrect, actual results may differ materially from what Bank7 Corp. anticipates. You are cautioned not to place undue reliance on forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and Bank7 Corp. undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. All forward-looking statements herein are qualified by these cautionary statements.

Bank7 Corp. has filed a registration statement (including the Preliminary Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this free writing prospectus relates. Before you invest in any securities, you should read the Preliminary Prospectus and the other documents Bank7 has filed with the SEC for more complete information about Bank7 Corp. and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank7 Corp., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Keefe, Bruyette & Woods, Inc., toll-free at (800) 966-1559 or by emailing kbwsyndicatedesk@kbw.com or Stephens Inc., toll-free at (800) 643-9691 or by emailing prospectus@stephens.com. Bank7 Corp. is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted.